FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* ALEXANDER, MICHAEL B.	2. Issuer Name and Ticker or Trading Symbol THE TITAN CORPORATION TTN		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 3033 SCIENCE PARK ROAD	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year September 25, 2002
(Street) SAN DIEGO, CA 92121		5. If Amendment, Date of Original (Month/Day/Year) September 25, 2002	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								72,154(1)	D
Common Stock								101,234(1)	I	Bronto, Inc.(2)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Director Stock Options (right to buy)		6/19/02		D			19,972(3)		12/30/08	Common Stock	19,972
Director Stock Options (right to buy)	$6.86	9/25/02		A		3,766		(4)	8/23/11	Common Stock	3,766		213,112(5)	D

Explanation of Responses:

(1) Amounts carried forward from Statement of Changes in Beneficial Ownership on Form 4 previously filed by the reporting person for February 2002.
(2) The reporting person is the President of Bronto, Inc.
(3) Director Stock Options relinquished by the reporting person as part of the issuers stock option relinquishment program. The stock options and corresponding exercise price relinquished do not reflect any adjustment described in footnote 5 since the stock options were relinquished before the date for said adjustment.
(4) Stock Options granted to the reporting person on August 23, 2001, under the Titan Systems Corporation 1998 Stock Option Plan. The stock options vested as to one forty-eighth (1/48th) of the total grant amount per month as of the first day of each month following the date of grant until fully exercisable on August 1, 2005. On September 25, 2002, Titan Systems Corporation merged with and into the issuer with the issuer assuming all Titan Systems Corporation stock option grants with the underlying securities being that of the issuer.
(5) Reflects adjustment to stock options as a result of issuers spin-off of SureBeam Corporation on August 5, 2002.

By: /s/ Michael B. Alexander By: Matthew G. Colvin, Attorney-In-Fact **Signature of Reporting Person	February 27, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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                                             POWER OF ATTORNEY
                                        For Executing Forms 4 and 5

Know all by these presents that the undersigned hereby constitutes and appoints each Cheryl L. Barr and Matthew G. Colvin, signing singly, his true and lawful attorney-in-fact to:

 1) Execute for and on behalf of the undersigned Forms 4 and 5 in accordance with
    Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

 2) Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Form 4 or 5 and the timely filing of such form with the United States Securities and Exchange
    Commission and any other authority; and

 3) Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, or in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the  undersigned pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

 The undersigned hereby grants to each such attorney-in-fact, full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-
fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

 IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 27th day of February 2003.

                                                /s/ Michael B. Alexander
                                                Michael B. Alexander

Subscribed and sworn to before me on this 27th day of February 2003.

State of California  )
                     ) ss.
County of San Diego  )

                                                   /s/ Mary E. Coleman
Notary Public Seal                                 Signature of Notary Public